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SEC FILE NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: European Family Office Institute LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2299 NW 4th Ave
(No. and Street)

Boca Raton	Florida	33431
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

George P Simon	561-715-1231	drgpsimon@gmail.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

(Name – if individual, state last, first, and middle name)

A-94/8, Wazirpur Industrial Area	New Delhi	India	110052
(Address)	(City)	(State)	(Zip Code)

(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, George P Simon _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of European Family Office Institute LLC _____, as of 03/31 _____, 2026 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Notary Sign: ☒
Print: Nashona Berry-Cardwell
Date: 3/31/26

Signature: _____

Title: _____
CEO

Nashona Berry-Cardwell
Commission # HH 379658
Commission Expires 03-28-2027
Bonded Through - Cynanotary
Florida - Notary Public
NOTARY PUBLIC STATE OF FLORIDA

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

 MERCURIUS

MERCURIUS & ASSOCIATES LLP

+91 11 4559 6689
info@masllp.com
www.masllp.com



Report of the Independent Registered Public Accounting Firm

To The Member of
European Family Office Institute, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of European Family Office Institute, LLC (the "Company") as of December 31, 2025 and the related statement of operations, changes in Member's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplementary information contained in Schedule I, Computation of net capital under Rule 15c3-1 of the Securities and Exchange Commission, Schedule II, Computation for Determination of Customer Account Reserve of Brokers and Dealers Under Rule 15c3-3 of the Securities and Exchange Commission, and Schedule III, Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.

In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17 C.F.R. §240. 17a-5. In our opinion, the supplemental information contained in schedule I, II and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

Mercurius & Associates LLP

We have served as Company's Auditor since 2025.

New Delhi, India
Date: 03/31/2026

 CA INDIA

LLPIN-AAG-1471

A-94/8, Wazirpur Industrial Area
New Delhi-110052, India

EUROPEAN FAMILY OFFICE INSTITUTE LLC
FINANCIAL STATEMENTS AND SCHEDULES

For the Year Ended
December 31, 2025
With Report of Independent Registered Public Accounting Firm

EUROPEAN FAMILY OFFICE INSTITUTE LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2025

ASSETS	Amounts
Cash	$ 7,126
Prepaid expenses	$ 1,365
Other Assets and deposits	$ 545
Total assets	**$ 9,036**

LIABILITIES AND MEMBER'S EQUITY

Liabilities	
Accounts payable	$ 450
Member's equity	$ 8,586
Total liabilities and member's equity	**$ 9,036**

The accompanying notes are an integral part of these financial statements.

EUROPEAN FAMILY OFFICE INSTITUTE LLC
STATEMENT OF OPERATIONS
For the Year Ending December 31, 2025

REVENUES	$	-
EXPENSES		
Technology and communications	$	2,697
Insurance Expenses	$	414 Refer AJE -2
Professional fees	$	3,603 Refer AJE -1
Other	$	1,768 Refer AJE -3
Total expenses	$	8,482
NET LOSS		(8,482)

The accompanying notes are an integral part of these financial statements.

EUROPEAN FAMILY OFFICE INSTITUTE LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
For the Year Ending December 31, 2025

Balance, January 01, 2025	$	8,215
Contributions	$	9,853
Distributions	$	-1,000
Net Loss	$	-8,482
Balance, December 31, 2025	$	8,586

The accompanying notes are an integral part of these financial statements.

EUROPEAN FAMILY OFFICE INSTITUTE LLC
STATEMENT OF CASH FLOWS
For the Year Ending December 31, 2025

CASH FLOWS FROM OPERATING ACTIVITIES:

Net Loss	$	-8,482
Adjustments to reconcile net loss to net cash used in operating activities:		
Increase in prepaid expenses, deposits and Other Assets	$	-1,109
Net cash used in operating activities	$	-9,591

CASH FLOWS FROM FINANCING ACTIVITIES:

Contributions	$	9,853
Distributions	$	-1,000
Net cash provided by financing activities	$	8,853

NET DECREASE IN CASH	$	-738

CASH:

Beginning of year	$	7,864
End of year	$	7,126

The accompanying notes are an integral part of these financial statements.

EUROPEAN FAMILY OFFICE INSTITUTE LLC

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER
RULE 15c3-1 OF THE SECURITIES
AND EXCHANGE COMMISSION
December 31, 2025

Net Capital		
Total member's equity qualified for net capital	$	8,586
Prepaid expenses and deposits		(1,909)
Net capital before haircuts		6,676
Less haircuts		-
Net capital	$	6,676
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$	5,000
Excess net capital	$	1,676
Aggregate Indebtedness:		
Liabilities	$	450
Minimum net capital based on aggregate indebtedness	$	30
Ratio of aggregate indebtedness to net capital		6.74%

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN
PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2025

There was no material difference between net capital in Part IIA of Form X-17A-5 and net capital above.

Note 1 - NATURE OF ORGANIZATION

European Family Office Institute LLC (the "Company"), a Florida Limited Liability Company organized in August 2014, is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). As a limited liability company, the member's liability is limited to his investment. The Company is approved to operate as a "general securities" broker-dealer executing trades for institutional and retail customers. The Company does not carry customer accounts or perform custodial functions relating to customer securities.

Notes 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. Accounting Method
The financial statements are prepared using the accrual method of accounting.
The Company has elected a December 31 fiscal year-end.

b. Use of Estimates
Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

c. Cash and Cash Equivalents
The Company considers all cash and money market instruments with a maturity of ninety days or less to be cash and cash equivalents.
The Company maintains its cash and cash equivalents deposits in high credit quality financial institutions. Balances at times may exceed federally insured limits.

d. Concentrations of Credit Risk
The Company maintains its cash in federally insured bank accounts. The Company's accounts are all within the FDIC insurance limits. As such, the Company does not anticipate any losses on its cash accounts.

e. Revenue

Revenue Recognition: Revenue from Contracts with Customers (ASC 606) core principle states that an entity must recognize revenue in a manner that depicts the transfer of the promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. Included among the requirements of ASC 606 is that the entity must appropriately allocate revenues to the corresponding goods or services and recognize such revenues at the time when the entity has satisfied its respective obligations.

The recognition and measurement of revenue is based on the assessment of the individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

f. Income Taxes:-
The Company is a single member limited liability company and is considered a disregarded entity for federal income tax reporting purposes and as such, does not file a separate income tax return. Therefore, the income or losses of the Company flow through to its member and no income taxes are recorded in the accompanying financial statements. The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a passthrough entity, and the decision not to file a tax return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary.

g. Fair value of Financial Instruments:-
The Company's financial instruments include cash and cash equivalents. The carrying amounts of cash and cash equivalents approximate fair values because of the short term nature of these instruments. Accounting principles generally accepted in the United States (US GAAP) define fair value as the price that the Company would receive upon selling an investment in an orderly transaction between market participants. U.S. GAAP establishes a hierarchy that prioritizes inputs to valuation methods. The three levels of input are as follows:

Level 1 - Quoted prices in active markets for identical investments.
Level 2 - Observable inputs, other than quoted prices, for similar investments in active markets and inputs other than quoted prices that are observable for the investment, such as interest rates, credit risk, yield curves, and similar data.
Level 3 – Unobservable inputs. Level 3 may include financial instruments where there is little if any market activity or whose values require significant management, judgement, or estimation.

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2025, the Company had net capital of $6,676, which was $1,676 more than its required net capital of $5,000 and the ratio of aggregate indebtedness to net capital was 0.06 to 1.00.

NOTE 4- RELATED PARTY TRANSACTION
The Company operates from office premises owned by its Member at no cost to the Company.
Financial position and results of operations would differ from the amounts in the accompanying financials statements if this related party transaction did not exist.

NOTE 5 - CONTINGENCIES

The Company is subject to litigation in the normal course of business. The Company has no litigation in progress as of December 31, 2025

NOTE 6 - SEGMENT REPORTING
The Company has one reportable segment: private placement of securities. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income or loss to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

NOTE 7 - NET LOSS
The Company incurred a loss for the year ending December 31, 2025 and was dependent upon capital contributions from its member for working capital. The Company's member has represented that he intends to continue making capital contributions, as needeo, to ensure the Company's survival through at least one year subsequent to the date of the report of the independent registered public accounting firm.

Management expects the Company to continue as a going concern and the accompanying financial statements have been prepared on a going-concern basis without adjustments for realization in the event the Company ceases to continue as a going concern.

NOTE 8 - RESERVE REQUIREMENTS
The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, as a broker or dealer which carries no customers' accounts and does not otherwise hold funds or securities of customers.

NOTE 9 - SIPC SUPPLEMENTARY REPORT REQUIREMENT
The Company is not required to complete the SIPC Supplementary Report under SEC Rule 17a-5(e)(4) for the year ended December 31, 2025, because the Company's SIPC Net Operating Revenues is NIL.

NOTE 10 - RECENT ACCOUNTING PRONOUNCEMENTS
There were no new accounting pronouncements relevant for the year ended December 31, 2025, that we believe would have a material impact on our financial position or results of operations.

NOTE 11 - SUBSEQUENT EVENTS
Management has assessed subsequent events through the date the financial statements were issued and determined no. subsequent events or transactions occurred during that period requiring recognition or disclosure.

EUROPEAN FAMILY OFFICE INSTITUTE LLC

SCHEDULE II
COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS
UNDER THE SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3
December 31, 2025

The Reserve Requirements pursuant to Rule 15c3-3 is not applicable as the Company does not hold funds or securities and the Company's activities are limited to those contemplated by Footnote 74 of the SEC Release No.34-70073 adopting amendments to 17 C.F.R. §240.17-a-5.

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER THE SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3
December 31, 2025

The Possession or Control Requirements pursuant to Rule 15c3-3 is not applicable as the Company does not hold customer funds or securities and the Company's activites are limited to those contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5.

AJE

S. No	Particulars		Amount	Amount	MAS Remarks
1)					
	Audit Fee A/c (P&L) - *(Including Admin Fee)*	Dr.	$ 1,802.50		*Audit fee booked to the extent of payment made i.e 50%)*
	To Capital Contribution (George)			$ 1,802.50	
2)	Prepaid Exp.	Dr.	$ 579.83		*Insurance exp of fidility bond booked to the extent for 5 month, remaining treated as "Prepaid".*
	Insurance Exp - Fidility Bond	Dr.	$ 414.17		
	To Bank			$ 994.00	
3)	Finra Renewal - (P&L)	Dr.	$ 785.00		Opening number of prepaid - expensed off in the year ended 2025
	To Prepaid Expense			$ 785.00	